EXHIBIT 1

CONFIDENTIAL

January 2, 2026

Board of Directors

120 Broadway, Floor 12

New York, NY 10271

Dear Board Members:

We (Matt Meeker, RRE Ventures, Resolute Ventures, Founders Circle Capital and Ironbound Partners Fund, the owners of Great Dane Ventures, LLC (“Great Dane”)) are writing to express our interest in pursuing a transaction to acquire Bark, Inc. (“Bark” or the “Company”) that we believe can deliver significant and immediate value to all your shareholders.

As you know, this Company, its brand, and its legacy are important to us. Most of us have supported Bark since its inception. As existing and long-term investors and partners of Bark, we have a tremendous amount of respect for the work that the Board and the management team of Bark have done to navigate the challenging environment over the past few years. Bark’s investments, however, have weighed on growth and cash flows, which has resulted in volatility and significant reductions in the share price and the upcoming NYSE delisting of the Company’s warrants. We have seen a consistent pattern of delivering improved results only to have our share price battered further. We believe that our proposed take-private transaction of Bark will provide compelling and immediate liquidity to shareholders. Given our significant history and experience with Bark’s business and operations, we are best positioned to complete negotiations and execute definitive documentation in an expeditious manner.

As such, we are very pleased to present this preliminary, non-binding expression of interest for a potential acquisition of Bark.

1.	Proposal. Our preliminary, non-binding indicative proposal values Bark at a total enterprise value of approximately $134.4 million. We would acquire 100% of the Bark shares not currently owned by the members of Great Dane in an all-cash transaction, translating to a $0.90 per share value and the assumption of existing debt and cash balances. This valuation range represents a 50.0% premium to Bark’s latest share price of $0.60 per share, a 38.5% premium to Bark’s 30-day VWAP of $0.65 per share and implies a 25x multiple of Bark’s FY2025 Adjusted EBITDA of $5.36 million.
2.	Financing. We have formed Great Dane Ventures, LLC to acquire Bark. We currently own approximately 32.16% of Bark, as more specifically described in Exhibit A, and the payment of the consideration for those shares not currently owned by members of Great Dane would be funded with a combination of debt and equity. Regarding our financing, based upon our experience, our long-standing relationships, and our fundraising expertise, we have the utmost confidence in our ability to provide financing commitments that deliver maximum certainty in conjunction with our signing of definitive documentation and as such our transaction would not be subject to a financing condition.

3.	Diligence. As you know, we have significant knowledge of Bark from our long-term shareholding. However, we are mindful of Matt’s obligations as CEO and Executive Chairman of the Board, and as such would ask that we enter into an NDA, a form of which we’re providing concurrently with this letter to facilitate discussions with him. In respect of the diligence, we would expect to undertake: (i) for ourselves, our primary focus would be confirmatory legal diligence to effectuate the transaction and (ii) for our investors, we would expect only limited confirmatory diligence. In both cases, we expect that such diligence could be completed promptly within the deal timeline we set out below.
4.	Timing. We are confident we would be able to sign the proposed transaction within six weeks, assuming we receive adequate access to management and information to complete our confirmatory due diligence. We have engaged Paul Weiss as legal advisors and are prepared to provide draft transaction documents within a week and negotiate such documents expeditiously. We expect the definitive transaction agreement to include provisions customary for similar transactions, including a “no-shop” provision.
5.	Management and Organization. We greatly admire the Bark management team and the work that has been done to build Bark, and we believe that key members of the team would remain instrumental to the continued success of the business within the Bark organization, and we would look forward to discussing this further at the appropriate time.
6.	Contact Information. We are available to further discuss this proposal with you at any time. Inquiries should be directed to:

Great Dane Ventures, LLC

Matt Meeker

Email: meeker@gmail.com

Tel: 718-330-1077

and:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Benjamin Goodchild

Email: bgoodchild@paulweiss.com

Tel: 212-373-3647

7.	Binding Provisions.
a.	Other than the paragraphs included in this “Binding Provisions” section, this proposal is not a legally enforceable contract, it does not constitute an offer that is capable of being accepted, and neither this proposal nor any written or oral statement by any party creates any obligations binding on, or rights in favor of,

Great Dane. Bark will not assert the existence of any contract, agreement, privilege, or obligation in connection with any potential transaction unless and until the final definitive purchase agreement and related documents are executed and delivered by the parties.

b.	This letter shall be governed by and construed, and all disputes under or in connection with this letter shall be resolved, in accordance with the laws of the State of Delaware, without giving effect to any conflict or choice of law rules that would result in the application of the substantive laws of another jurisdiction.
c.	This letter and our proposal herein is being submitted with the mutual understanding that our preliminary indication of interest, the specific contents of this letter, Great Dane’s identity as a potential acquiror and any non-public information regarding Great Dane (or any of its affiliates) furnished or made available to Bark, any of its affiliates or their representatives in connection herewith, shall be kept strictly confidential and shall not be disclosed to any party other than Bark’s board of directors, senior management and advisors on a need-to-know basis for purposes of the evaluation, negotiation and consummation of the proposed transaction.
d.	Each of Great Dane and Bark will pay their own transaction costs and expenses, including the fees of their respective investment bankers, consultants and other advisors incurred in connection with this letter and the proposed transaction.

We are excited about this opportunity and look forward to working with you toward the successful completion of the transaction. We are available at your convenience to address any questions that you may have regarding this non-binding expression of interest.

[Signature page follows]

Sincerely yours,

Great Dane Ventures, LLC

By:	/s/ Matt Meeker
	Name:	Matt Meeker
	Title:	Authorized Signatory

Cc:	Stuart Ellman Mike Hirshland Ken Loveless Jon Ledecky

[Signature Page]

Exhibit A

RRE Ventures	~13.18%
Matt Meeker	~5.86%
Resolute Ventures	~5.81%
Founders Circle Capital	~4.63%
Ironbound Partners Fund	~2.68%
Total :	~32.16%